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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For the month of June

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC,
an English public limited company


By: /s/ Leonard Fertig
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    Leonard Fertig
    Chief Executive Officer


Date:  June 23, 2005

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 FUTUREMEDIA ANNOUNCES AGREEMENT WITH FRIENDS PROVIDENT MANAGEMENT SERVICES LTD
                  TO PROVIDE FULL HOME COMPUTERS, BICYCLES, AND
                       CHILDCARE VOUCHERS BENEFITS PACKAGE

BRIGHTON, England, June 23 /PRNewswire-FirstCall/ - Futuremedia plc (Nasdaq:
FMDAY), a leading European e-learning and managed benefits services provider, today announced a multi-year agreement with Friends Provident Management Services Ltd (LSE: FP.L), one of Britain's oldest established life assurance companies, to provide a fully-integrated package of home computers, bicycles and childcare vouchers and support services to all eligible employees under the UK Government's salary sacrifice initiatives. While there are no guarantees regarding actual take-up rates, based on a 10 percent take-up rate this agreement would represent approximately GBP 408,000 in revenues to Futuremedia over the first phase of the contract.

"Friends Provident is a market leader and highly respected life assurance and asset management company long established in the UK, and we are delighted to provide the full package of employee benefits as part of their Total Rewards benefits scheme," said Futuremedia CEO Leonard M. Fertig. "The leader in serving the UK's largest companies and intuitions, Futuremedia is unique in its ability to provide this integrated set of managed benefits. We look forward to working with Friends Provident in rolling out these lifestyle- enhancing benefits to their employees."

Pete Harris, Manager Rewards and Benefits at Friends Provident Management Services Ltd, said, "We thoroughly evaluated the introduction of the HCI, bicycles, and childcare vouchers schemes. As childcare vouchers are closely aligned to our existing flexible benefits we introduced these first in 2004. When we started to look at how we could introduce other salary sacrifice schemes we not only wanted a provider who had the capacity to administer all three schemes, we looked for a professional organization which approaches employee benefits provision as we do, and could offer a first-class totally managed service. Futuremedia fit the bill."

About Friends Provident:

Friends Provident Management Services Ltd is one of the leading financial services groups in the UK and a member of the FTSE100 Index of leading UK companies. With a history dating back to 1832, Friends Provident has two core businesses:

     * The Life and Pensions business markets a broadly based range of life and pensions products in the UK and throughout Europe, Asia, and the Middle East, and incorporates the Luxemburg based company Lombard International (http://www.lombard.lu) acquired in Jan 2005.

     * The Asset Management business - F&C Asset Management plc - manages funds of some 124.8 billion pounds Sterling and markets a wide range of investment products both to personal and institutional customers. Friends Provident plc has a majority shareholding of 51% in F&C Asset Management plc (http://www.fandc.com).

    About Futuremedia:
Futuremedia plc is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding employee uptake under new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the Friends Provident Management Services Ltd contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             06/23/2005
    /CONTACT:  Mike Smargiassi or Corey Kinger, both of Brainerd
Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk/
    /Web site:  http://www.futuremedia.co.uk /